Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-184220
October 2, 2012

REALTY INCOME CORPORATION

PRICING TERM SHEET

2.000% Notes due 2018

3.250% Notes due 2022

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated October 2, 2012 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated October 1, 2012 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation

Trade Date:	October 2, 2012

Expected Settlement Date:	October 10, 2012 (T+5)

Anticipated Ratings*:	Baa1 by Moody’s Investors Service, Inc. (negative outlook)
BBB by Standard & Poor’s Ratings Services (stable outlook)
BBB+ by Fitch Ratings (stable outlook)

Net Proceeds:	Approximately $791.9 million after deducting the underwriting discount but before deducting estimated expenses payable by Realty Income Corporation

2.000% Notes due 2018

Security:	2.000% Notes due 2018

Principal Amount:	$350,000,000

Maturity Date:	January 31, 2018

Interest Rate:	2.000% per annum, accruing from October 10, 2012

Interest Payment Dates:	January 31 and July 31, commencing July 31, 2013

Price to Public:	99.910%, plus accrued interest, if any

Spread to Benchmark Treasury:	+140 basis points

Benchmark Treasury:	0.625% due September 30, 2017

Benchmark Treasury Yield:	0.617%

*  Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Reoffer Yield:	2.017%

Optional Redemption:

Prior to December 31, 2017, make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points. On and after December 31, 2017, 100% of principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	756109AM6 / US756109AM68

3.250% Notes due 2022

Security:	3.250% Notes due 2022

Principal Amount:	$450,000,000

Maturity Date:	October 15, 2022

Interest Rate:	3.250% per annum, accruing from October 10, 2012

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2013

Price to Public:	99.382%, plus accrued interest, if any

Spread to Benchmark Treasury:	+170 basis points

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Yield:	1.623%

Reoffer Yield:	3.323%

Optional Redemption:

Prior to July 15, 2022, make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points. On and after July 15, 2022, 100% of principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	756109AN4 / US756109AN42

Underwriters

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC

Capital One Southcoast, Inc.
Comerica Securities, Inc.
Moelis & Company LLC
Raymond James & Associates, Inc.

Moelis & Company LLC, or Moelis, has entered into an agreement with SMBC Nikko Securities America, Inc., or SMBC Nikko, pursuant to which SMBC Nikko provides certain advisory and/or other services to Moelis, including services with respect to this offering. In return for the provision of such services by SMBC Nikko to Moelis, Moelis will pay to SMBC Nikko a mutual agreed-upon fee.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.